

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

November 3, 2016

Roger Gasper
Chief Financial Officer
J.G. Wentworth Co
201 King of Prussia Road, Suite 501
Radnor, Pennsylvania 19087

> **Re:** **J.G. Wentworth Co**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 10, 2016**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2016**
> **Filed August 9, 2016**
> **Response Dated October 7, 2016**
> **File No. 001-36170**

Dear Mr. Gasper:

We have reviewed your October 7, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 16, 2016 letter.

Form 10-Q for the Quarterly Period Ended June 30, 2016

Reconciliation of Net Loss to Adjusted Net (Loss) Income and Adjusted Earnings Before Interest, Income Taxes, Depreciation and Amortization, Non-GAAP Financial Measures, page 50

1. We note your response to comment 8. We continue to believe your current presentation of Adjusted Net Income and Adjusted EBITDA is inconsistent with the guidance in the Compliance and Disclosure Interpretations on non-GAAP financial measures. Please revise your presentation in future filings.

<u>Recently Issued Accounting Pronouncements Not Yet Adopted, page 60</u>

2. We note your response to comment 9. We also note your disclosure on page 39 of your Form 10-K for the year ended December 31, 2015, that you intend to take advantage of the benefits of the extended transition period beginning in 2016. Please identify for us each new or revised financial accounting standard adopted during 2013, 2014 and 2015 and tell us the transition provisions you used to adopt the standard, i.e., early adopted, adopted using effective dates applicable to a non-emerging growth company, or adopted using an extended transition period available to an emerging growth company. Please provide us an analysis of how the adoption of new and revised accounting standards during 2013, 2014 and 2015 impacted your eligibility to take advantage of the extended transition periods beginning in 2016.

You may contact Michael Volley, Staff Accountant, at 202-551-3437 or me at 202-551-3423 with any questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief
Office of Financial Services